FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, March 8, 2012

Fiscalía N°02

Mr. Fernando Coloma Correa

Superintendent

Superintendence of Security and Insurance

Av. Libertador Bernardo O'Higgins 1449

Santiago, Chile

REF: Information on the Ordinary Shareholders Meeting 2012

Dear Sir:

The undersigned, on behalf of Empresa Nacional de Electricidad S.A., informs you that its Board of Directors, in its meeting held on February 29, 2012, agreed to call for an Ordinary Shareholders’ Meeting for Thursday April 26, 2012 at 10:00 a.m. at the Espacio Riesco Convention Center, located at Avda. El Salto 5,000, Huechuraba, Santiago.

The purpose of this Meeting is for the shareholders to acknowledge and address the following issues:

1.                   Approval of the Annual Report, Financial Statements, Report of the External Auditors, and Inspectors of Accounts for the year ended December 31, 2011.

2.                   Profit distribution for the period and dividend payments.

3.                   Information on the Company’s Dividend Policy and procedure for dividend distributions.

4.                   Approval of the Investment and Financing Policy.

5.                   Election of the Board of Directors.

6.                   Compensation for the Board of Directors.

7.                   Compensation for the Directors’ Committee and approval of their 2012 budget.

8.                   Report from the Directors’ Committee.

9.                   Appointment of an external auditing firm, governed by Chapter XXVIII of the Securities Market Law 18,045.

10.                Election of two Account Inspectors and their substitutes, as well as their compensation.

11.                Information regarding agreements adopted by the Board of Directors in connection with transactions or contracts governed by article 146 of the Chilean Companies Act of Law 18,046.

12.                Other matters of interest and competence of the Ordinary Shareholders’ Meeting.

I also inform you that the Company’s financial statements as of December 31, 2011, will be published in the Diario Financiero on April 12, 2012.  We will also inform the Superintendence in due time regarding the newspaper text with the notice to summon the Meeting, the invitation which will be mailed to the Company’s shareholders and the power‑of‑attorney letter.

Sincerely yours,

Carlos Martín V.
General Counsel

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: March 8, 2012